FORM 11-K





          [ X ]      ANNUAL REPORT PURSUANT TO
                  SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 (FEE REQUIRED)

             For the Fiscal Year Ended March 31, 1994


                                OR


          [ ]        TRANSITION REPORT PURSUANT TO
                    SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the Transition Period from ___ to ___




                      Commission File Number 1-5571
                                             ______




          TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                          (full title of plan)


                             TANDY CORPORATION
                           1800 One Tandy Center
                          Fort Worth, Texas 76102


    (Name of issuer and address of principal executive office)

         Index to Exhibits is on sequential page number 17

         TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN



                          FORT WORTH, TEXAS














                           REPORT OF EXAMINATION


                              MARCH 31, 1994

                           C O N T E N T S
                           _______________


                                                            Page

    CERTIFIED PUBLIC ACCOUNTANT'S REPORT..............         4

    STATEMENT OF FINANCIAL CONDITION..................         5

    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY....         6

    NOTES TO FINANCIAL STATEMENTS.....................      7-13

    ADDITIONAL INFORMATION............................     14-15

    SIGNATURE PAGE....................................        16

    INDEX TO EXHIBITS.................................        17

    EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT.....       18

    The Administrative Committee and Participants of Tandy
    Employees Deferred Salary and Investment Plan Fort Worth,
    Texas

                  INDEPENDENT AUDITOR'S REPORT
                  ____________________________

    I have audited the accompanying statement of financial condition of the Tandy Employees Deferred Salary and Investment Plan as of March 31, 1994 and 1993, and the related statement of income and changes in the plan equity for the years ended March 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Deferred Salary and Investment Plan as of March 31, 1994 and 1993, and results of its changes therein for the years ended March 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

    My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      CURTIS B.  MORRISON, CPA
    Fort Worth, Texas
    June 17, 1994

                           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                                             FORT WORTH, TEXAS

                                     STATEMENT OF FINANCIAL CONDITION
                                           MARCH 31, 1994 AND 1993
    <CAPTIONS>
                                                 PLAN ASSETS
                                                 ___________

                                                            1994                1993
                                                       ______________      ______________
    Investment in Securities of Participating
    Employer (Note B):
     Common Stock (Cost $75,101,623.57 in
     1994 and $83,866,531.16 in 1993)                  $76,537,044.00      $69,740,715.00
                                                       ______________      ______________

    Investments in Securities of Unaffiliated
    Issuers (Note B):
     Marketable Securities -
      Common Stock (Cost $152,384.50 in
      1994 and $1,011,278.12 in 1993)                  $   116,382.50      $   965,445.00

      Other Securities - Short Term
      Money Market Fund (Cost $3,255,538.89
      in 1994 and $2,771,609.82 in 1993)                 3,255,538.89        2,771,609.82
                                                       ______________      ______________
                                                       $ 3,371,921.39      $ 3,737,054.82
                                                       ______________      ______________

    Contributions Receivable:
     Employees - Tandy Employees Deferred
     Salary and Investment Plan                        $   597,036.41      $   646,947.76
                                                       ______________      ______________

    Accrued Receivables:
     Interest                                          $    33,159.01      $    29,376.20
     Due from Other                                            505.46              112.21
                                                       ______________      ______________
                                                       $    33,664.47      $    29,488.41
                                                       ______________      ______________

    Notes Receivable from Participants
     (Note A)                                          $ 3,832,596.10      $ 3,063,287.84
                                                       ______________      ______________
                                                       $84,372,262.37      $77,217,493.83
                                                       ______________      ______________
                                                       ______________      ______________


                                     LIABILITIES AND PLAN EQUITY
                                     ___________________________

    Liabilities                                        $            0      $            0
                                                       ______________      ______________
     Plan Equity:
      Participants Interest in Tandy
      Employees Deferred Salary and
      Investment Plan                                  $84,372,262.37      $77,217,493.83
                                                       ______________      ______________
                                                       $84,372,262.37      $77,217,493.83
                                                       ______________      ______________
                                                       ______________      ______________

The accompanying notes are an integral part of these financial statements.

                              TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                                               FORT WORTH, TEXAS

                                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                               FOR THE YEARS ENDED MARCH 31, 1994, 1993 AND 1992

    <CAPTIONS>
                                           1994                 1993               1992
                                     ______________      ______________      ______________
    Investment Income:
     Interest-Other                  $   372,716.10      $   323,889.74      $   316,244.33
     Dividends-Participating
      Employer                         1,393,529.55        1,404,561.15        1,366,285.95
                                     ______________      ______________      ______________
                                     $ 1,766,245.65      $ 1,728,450.89      $ 1,682,530.28
     Less: Interest Expense                       0                   0                   0
                                     ______________      ______________      ______________
                                     $ 1,766,245.65      $ 1,728,450.89      $ 1,682,530.28
                                     ______________      ______________      ______________

    Realized Gain (Loss) on
    Securities (Note C):
     Employer Securities             $ 1,208,857.50      $            0       $           0
     Other Securities                   <150,646.16>                  0                   0
                                     ______________      ______________      ______________
                                     $ 1,058,211.34      $            0      $            0
                                     ______________      ______________      ______________

    Increase (Decrease) in
    Unrealized Appreciation
    of Investments (Note E):         $15,571,067.71      $<1,792,939.20>     $<5,631,241.80>
                                     ______________      ______________      ______________

    Contributions (Note A):
     Employee                        $ 8,772,070.83      $ 9,958,157.88      $10,169,702.05
                                     ______________      ______________      ______________

    Other Additions:
     Appreciation (Depreciation)
     in Value over Cost
     Distributed in
     Withdrawals                     $     9,139.70      $  <116,721.83>     $  <126,513.54>
                                     ______________      ______________      ______________

                     TOTAL           $27,176,735.23      $ 9,776,947.74      $ 6,094,476.99

    Less:
     Withdrawals of
     Participants' Interest           20,021,966.69        9,104,609.74        8,003,881.65
                                     ______________      ______________      ______________

    Net Increase (Decrease)
    in Plan for the Years
    Ending 3-31-94/93/92             $ 7,154,768.54      $   672,338.00      $<1,909,404.66>


    Plan Equity at Beginning
    of Year 4-1-93/92/91              77,217,493.83       76,545,155.83       78,454,560.49
                                     ______________      ______________      ______________


    Plan Equity at End of
    Year 3-31-94/93/92               $84,372,262.37      $77,217,493.83      $76,545,155.83
                                     ______________      ______________      ______________
                                     ______________      ______________      ______________


    The accompanying notes are an integral part of these financial statements.

         TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                          FORT WORTH, TEXAS

                     NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED MARCH 31, 1994, 1993 AND 1992


    NOTE A - DESCRIPTION OF THE PLAN

    The following description of the Tandy Employees Deferred Salary and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus, the DIP/TESOP summary plan description or the Plan document for a more complete description of the Plan's provisions.


    General
    _______

    The Plan is a defined contribution plan covering employees of the Company who have completed one year of service, of not less than 1,000 hours per year.

    The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Plan in the future.


    Contributions
    _____________

    A participant defers 5% of his gross salary (up to the maximum contribution allowed by the Internal Revenue Code) which the Company pays into the Plan as a salary reduction contribution for the account of the participant.

    For periods prior to October 1, 1990, the Company contributed to the Plan an amount equal to 80% of the salary reduction contributions of the participant. These Company contributions were terminated effective October 1, 1990, the date of commencement of Company contributions under the Tandy Employees Stock Ownership Plan (TESOP), a noncontributory employee stock ownership plan established by the Company on June 29, 1990 (to be effective April 1, 1990).

    A participant is not subject to current federal income taxation on his deferred contributions to the Plan.

    The following is a schedule of employee and employer contributions:

    <CAPTIONS>
                                          1994               1993                 1992
                                     ______________      ______________      ______________
    Employee-
     Deferred Salary                 $ 8,772,070.83      $ 9,958,157.88      $10,169,702.05
                                     ______________      ______________      ______________
                                     ______________      ______________      ______________


    Participants' Accounts
    ______________________

    Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the annual report of Tandy Corporation, any SPP/Plan prospectus incorporated by reference into the registration statement on Form S-8 or an appendix to the prospectus, any material amendment made to any revised summary plan description booklet and the summary annual report. New participants also receive the latest prospectus.


    Vesting
    _______

    The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.


    Payments of Benefits
    ____________________

    The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

    If a lump-sum distribution consists in part of securities of Tandy Corporation and InterTAN Inc., the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.


    Loans to Participants
    _____________________

    Effective October 1, 1990, a participant may borrow up to 50% of his or her account value in the Plan not to exceed the lesser of: 1) $50,000.00, or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500.00, to be repaid through authorized payroll deductions. The term of a loan is not less six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by the Administrative Committee and based on the interest rate currently being charged for similar commercial loans. A portion, not to exceed 50%, of the participant's dollar value interest in the Plan is pledged as collateral for the amount of principal, interest and any collection costs which may be owed to the Plan.


    NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Valuation of Securities
    _______________________

    All securities except Tandy Corporation common stock are valued at the closing price according to the respective stock exchanges. Tandy Corporation stock is valued at the closing price on the New York Stock Exchange less 1/4 point.

    All other securities are valued at cost.


                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ________________________________________
                            PARTICIPATING EMPLOYER
                            ______________________

    <CAPTIONS>
                          NO. OF                                 VALUE
                          SHARES             COST               3-31-94
                          ______         ______________      ______________
       COMMON STOCK
       ____________
    Industrial
    __________
     Tandy Corporation
     Common Stock         2,126,029      $75,101,623.57      $76,537,044.00
                                         ______________      ______________
                                         ______________      ______________

                 SCHEDULE OF INVESTMENTS IN SECURITIES OF
                 ________________________________________
                           UNAFFILIATED ISSUERS
                           ____________________

                          MARKETABLE SECURITIES
                          _____________________
<CAPTIONS>
                             NO. OF                              VALUE
                             SHARES          COST               3-31-94
                             ______      ______________      _____________
       COMMON STOCK
       ____________
    Industrial
    __________
     InterTAN Inc.
     Common Stock            17,705      $   152,384.50      $   116,382.50*
                                         ______________      ______________
                                         ______________      ______________

    _____________________
    *Non-Income Producing.



       OTHER SECURITIES
       ________________

    Money Market Fund
    _________________
      Short-Term Money
      Market Fund AIM
      Short-Term
      Investments Co.                    $ 3,255,538.89      $ 3,255,538.89
                                         ______________      ______________
                                         ______________      ______________

    Contributions
    _____________

    Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company.

    Income Tax Status
    _________________

    The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.


    NOTE C - REALIZED GAIN ON SECURITIES

    The realized gain or loss from the sale of securities was as follows:

                                1994           1993        1992
                            ______________    _______     _______
    Participating Employer
    Securities:

      Sales Price           $ 8,959,162.50    $     0     $     0
      Less Cost (Avg Cost)    7,750,305.00          0           0
                            ______________    _______     _______
      Net Gain (Loss)       $ 1,208,857.50    $     0     $     0
                            ______________    _______     _______
                            ______________    _______     _______

    Unaffiliated Issuers'
    Securities:

      Sales Price           $  700,426.48     $     0     $     0
      Less Cost (Avg Cost)     851,072.64           0           0
                            ______________    _______     _______
      Net Gain (Loss)       $ <150,646.16>    $     0     $     0
                            ______________    _______     _______
                            ______________    _______     _______

    The realized gain or loss on the sale of securities for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

    Generally accepted accounting principles measure gain or loss as the difference between the securities' sale price and its average historical cost. The gain or loss for income tax reporting is the difference between the securities' sale price and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the realized gain or loss recognized under generally accepted accounting principles.


    NOTE D - UNIT VALUE
                                                     Valuation
          Quarter Ending       Number of Units       per Unit
          ______________       _______________      __________

          March 31, 1993       88,816,523.5330      $0.8694055
          June 30, 1993        85,311,358.1183       0.8855981
          September 30, 1993   86,814,981.3226       1.0805139
          December 31, 1993    80,985,515.7203       1.4328893
          March 31, 1994       78,698,915.3509       1.0720893

    NOTE E - UNREALIZED APPRECIATION

    The following reflects the increase (decrease) in unrealized appreciation:
    <CAPTIONS>
                              1994                1993                    1992
                         ________________     ________________      _______________
      Unrealized
      Appreciation
      3-31-94/93/92      $  1,399,418.43      $<14,171,649.28>      $<12,378,710.08>

      Unrealized
      Appreciation
      4-1-93/92/91        <14,171,649.28>      <12,378,710.08>       < 6,747,468.28>
                         ________________     ________________      ________________

      Change in
      Unrealized
      Appreciation
      3-31-94/93/92      $ 15,571,067.71      $ <1,792,939.20>      $<5,631,241.80>
                         ________________     ________________      ________________
                         ________________     ________________      ________________


    The unrealized appreciation or depreciation of securities held for investment for financial statement reporting were prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

    Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities market value at the plan year end and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.


    NOTE F - RELATED PARTY TRANSACTIONS

    During 1993 and 1992 common stock of Tandy Corporation was acquired from the Tandy Employees Investment Plan at its current market value on the transaction date in the amount of $1,077,063.00 and $2,383,037.50, respectively. During 1994 common stock of Tandy Corporation was sold to the Tandy Corporation at its current market value on the transaction date in the amount of $7,750,305.00.


    NOTE G - CHANGES IN PLAN

    No amendments were made to the Plan during 1994.


    NOTE H - ADMINISTRATION OF PLAN ASSETS

    The Plan's assets are held by the Trustee of the Plan.

    The contributions from the participants are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to the participants.

    Certain administrative functions are performed by employees of the Company with no compensation from the Plan.
    Administrative expenses and Trustee fees are paid directly by the Company.

                                 ADDITIONAL INFORMATION



                               TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                                                 FORT WORTH, TEXAS

                                              ADDITIONAL INFORMATION
                                                   MARCH 31, 1994

    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

    <CAPTIONS>
                             Description                          Current
          Issuer             of Investment          Cost           Value
          ______             _____________    ______________    ______________
    *Tandy Corporation       Common Stock     $75,101,623.57    $76,537,044.00
                                              ______________    ______________

     InterTAN Inc.           Common Stock     $   152,384.50    $   116,382.50
                                              ______________    ______________

     Participant Loans       Interest Rate
                             7% - 11%         $            0    $ 3,832,596.10
                                              ______________    ______________

     AIM Short-Term          Short-Term
     Investments Co.         Money Market
                             Fund - Fluc-
                             tuating rate
                             of interest      $ 3,255,538.89    $ 3,255,538.89
                                              ______________    ______________

    *Party-in-Interest to Plan.

    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
    <CAPTIONS>
                                                                     Expenses
    Identity   Description                                           Incurred        Cost           Current         Gain or
    of Party       of         Purchase        Selling       Lease      with           of             Value          <Loss>
    Involved   Transaction      Price          Price        Rental  Transaction      Asset          of Asset      Transaction
    ________   ___________   ______________  _____________  ______  ___________  ______________  ______________   ___________
    a.  Plan   Purchase of   $22,936,910.18  $            0   $0        $0       $22,936,910.18  $22,936,910.18       $0
    Trustee    Common Trust
               Fund

    b.  Plan   Sales of      $22,452,981.11  $22,452,981.11   $0        $0       $22,452,981.11  $22,452,981.11       $0
    Trustee    Common Trust
               Fund

                               SIGNATURES
                               __________


    The Plan: Pursuant to the requirements of the Securities
    Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                             TANDY EMPLOYEES DEFERRED SALARY AND
                                       INVESTMENT PLAN




                             By /s/ M. Moad
                                _______________________________
                                               M. Moad
                                Administrative Committee Member


                             By /s/ J. Tanner
                                _______________________________
                                                J. Tanner
                                Administrative Committee Member






    Date June 24, 1994
         _____________

                              Index to Exhibits



    Exhibit                     Description                Page
    Number                       of Exhibit               Number
    _______                     ___________               ______
      23                         Consent of                 18
                                 Independent
                                 Accountant

                                                                  EXHIBIT 23




                        CONSENT OF INDEPENDENT ACCOUNTANT
                        __________________________________


    I consent to the incorporation of my report dated March 31, 1994, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of Tandy Corporation's registration statement on Form S-8 for its Tandy Employees Deferred Salary and Investment Plan.





                                         CURTIS B. MORRISON, CPA



    Fort Worth, Texas
    June 17, 1994